UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of May 2017

333-206723
(Commission File Number)

P.V. Nano Cell Ltd.

(Exact name of Registrant as specified in its charter)

8 Hamasger Street
Migdal Ha’Emek, Israel 2310102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On May 18, 2017, P.V. Nano Cell Ltd. (the “Issuer”) issued a press release announcing that the Japanese Patent Office has granted the Issuer’s silver nano particles patent, titled “Stable Dispersions of Monocrystalline Nanometric Silver Particles.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

2

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated May 18, 2017

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.V. Nano Cell Ltd.

Date: May 24, 2017	By:	/s/ Fernando de la Vega
	Name:	Dr. Fernando de la Vega
	Title:	Chief Executive Officer

4